SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------


                                    FORM 11-K

(Mark One)

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 1998

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ________ to ________

                        Commission File Number 000-22761


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PMA Capital Corporation 401(k) Plan
                               380 Sentry Parkway
                               Blue Bell, PA 19422

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PMA Capital Corporation
                         Mellon Bank Center, Suite 2800
                               1735 Market Street
                          Philadelphia, PA 19103--7590

                              REQUIRED INFORMATION

Combined financial statements and schedules for PMA Capital Corporation's 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, appear on pages 1 through 17 of this Annual Report on Form 11-K.
























                                      (i)

                       PMA CAPITAL CORPORATION 401(k) PLAN

                          COMBINED FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                           December 31, 1998 and 1997

                       PMA CAPITAL CORPORATION 401(k) PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                                                Pages
Report of Independent Accountants                                                                                  2

Financial Statements:
     Combined Statement of Net Assets Available for Benefits (with Fund Information)
          as of December 31, 1998 and 1997                                                                       3-4

     Combined Statement of Changes in Net Assets Available for Benefits (with Fund Information)
          for the years ended December 31, 1998 and 1997                                                         5-6

     Notes to Financial Statements                                                                              7-13

Supplemental Schedules:
     Assets Held for Investment Purposes as of December 31, 1998                                               14-16

     Reportable Transactions for the year ended December 31, 1998                                                 17

                        Report of Independent Accountants

To the Employee Benefits Plan Committee of
PMA Capital Corporation


In our opinion, the accompanying combined statements of net assets available for benefits and the related combined statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


1177 Avenue of the Americas
New York, New York
June 15, 1999

                                                PMA CAPITAL CORPORATION 401(k) PLAN

                          COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                                      AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------------------------
                                                       Participant Directed
--------------------------------------------------------------------------------------------------------------------------------
                                                     Retirement    Morgan       500          Treasury
                                                      Savings      Growth      Index         Money Mkt.    STAR       Windsor II
              Assets                    Combined       Trust        Fund        Fund           Fund        Fund          Fund

Investments:
      At fair value                   $61,104,436  $15,651,967  $11,137,756  $11,880,820     $925,995   $5,887,907   $8,514,357
      Participant loans receivable      1,714,159           --           --           --           --           --           --

Cash and cash equivalents                 165,203           --           --           --           --           --           --
Employer contributions receivable          95,882        9,956       14,356       25,287        2,398       10,535       15,790
Participant contributions receivable      153,450       15,106       22,378       42,034        4,094       16,692       26,412
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

               Total assets            63,233,130   15,677,029   11,174,490   11,948,141      932,487    5,915,134    8,556,559
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------


           Liabilities

Forfeitable contributions
  due employer                             91,915           --           --           --       91,915           --           --
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

               Total liabilities           91,915           --           --           --       91,915           --           --
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net assets available for benefits     $63,141,215  $15,677,029  $11,174,490  $11,948,141     $840,572   $5,915,134   $8,556,559
                                      ===========  ===========  ===========  ===========  ===========  ===========  ===========




--------------------------------------------------------------------------------------------------------------------------------
                                                       Participant Directed
--------------------------------------------------------------------------------------------------------------------------------


                                                                            Life-     PMA Capital
                                       Inter-                              Strategy       Co.
                                      national  LifeStrategy  Total Bond   Moderate     Subscri-     Stock      Self-
                                       Growth      Growth     Mkt. Index    Growth       ption      Directed  Participant
              Assets                   Fund         Fund         Fund        Fund        Fund        Fund        Loans

Investments:
      At fair value                   $2,253,970  $1,034,712  $1,358,524  $  718,184  $  835,954  $  904,290  $       --
      Participant loans receivable            --          --          --          --          --          --   1,714,159

Cash and cash equivalents                     --          --          --          --          --     165,203          --
Employer contributions receivable          3,937       3,252       4,405       2,549       3,417          --          --
Participant contributions receivable       6,543       5,430       5,922       4,327       4,512          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------

                Total assets           2,264,450   1,043,394   1,368,851     725,060     843,883   1,069,493   1,714,159
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------


           Liabilities

Forfeitable contributions
  due employer                                --          --          --          --          --          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------

                Total liabilities             --          --          --          --          --          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net assets available for benefits     $2,264,450  $1,043,394  $1,368,851  $  725,060  $  843,883  $1,069,493  $1,714,159
                                      ==========  ==========  ==========  ==========  ==========  ==========  ==========



    The accompanying notes are an integral part of the financial statements.

                                                PMA CAPITAL CORPORATION 401(k) PLAN

                          COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                                      AS OF DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------------------------
                                                       Participant Directed
--------------------------------------------------------------------------------------------------------------------------------
                                                       PMC
                                                    Investment     Morgan       500         Treasury
                                                     Contract      Growth      Index        Money Mkt.     STAR      Windsor II
             Assets                     Combined       Fund         Fund        Fund          Fund         Fund         Fund

Investments:
      At fair value                   $46,929,640  $11,955,388  $ 9,481,997  $ 8,307,710  $   514,116  $ 5,055,619  $ 6,767,053
      At contract value                 4,613,697    4,613,697           --           --           --           --           --
      Participant loans receivable      1,723,751           --           --           --           --           --           --

Cash and cash equivalents                  30,091           --           --           --           --           --           --
Employer contributions receivable          63,677       10,350       10,934       12,874        2,262        7,297       10,655
Participant contributions receivable       94,637       15,382       16,250       19,134        3,362       10,844       15,835
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

                Total assets           53,455,493   16,594,817    9,509,181    8,339,718      519,740    5,073,760    6,793,543
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------


          Liabilities

Forfeitable contributions
  due employer                             17,379           --           --           --       17,379           --           --
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

                Total liabilities          17,379           --           --           --       17,379           --           --
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net assets available for benefits     $53,438,114  $16,594,817  $ 9,509,181  $ 8,339,718  $   502,361  $ 5,073,760  $ 6,793,543
                                      ===========  ===========  ===========  ===========  ===========  ===========  ===========




--------------------------------------------------------------------------------------------------------------------------------
                                                       Participant Directed
--------------------------------------------------------------------------------------------------------------------------------

                                                                         LifeStrategy
                                    International LifeStrategy Total Bond   Moderate   Self-
                                       Growth        Growth    Mkt. Index    Growth   Directed    Participant
           Assets                       Fund         Fund          Fund       Fund      Fund         Loans

Investments:
      At fair value                   $2,069,249  $  519,711  $1,011,556  $  383,301  $  863,940  $       --
      At contract value                       --          --          --          --          --          --
      Participant loans receivable            --          --          --          --          --   1,723,751

Cash and cash equivalents                     --          --          --          --      30,091          --
Employer contributions receivable          4,048       1,616       2,419       1,222          --          --
Participant contributions receivable       6,016       2,402       3,595       1,817          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------

                Total assets           2,079,313     523,729   1,017,570     386,340     894,031   1,723,751
                                      ----------  ----------  ----------  ----------  ----------  ----------


          Liabilities

Forfeitable contributions
  due employer                                --          --          --          --          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------

                Total liabilities             --          --          --          --          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------

Net assets available for benefits     $2,079,313  $  523,729  $1,017,570  $  386,340  $  894,031  $1,723,751
                                      ==========  ==========  ==========  ==========  ==========  ==========


    The accompanying notes are an integral part of the financial statements.

                                                PMA CAPITAL CORPORATION 401(k) PLAN

                    COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                               FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                    PMC
                                                                  Investment       Retirement        Morgan            500
                                                                   Contract         Savings          Growth           Index
                                                  Combined          Fund             Trust            Fund             Fund

Additions to net assets attributed to:
     Investment income
          Net appreciation
               in fair value of investments    $  4,628,074     $         --     $         --     $  1,158,662     $  2,340,628
          Interest and dividend income            3,714,666          760,790          232,404          860,562          177,284
                                               ------------     ------------     ------------     ------------     ------------
                                                  8,342,740          760,790          232,404        2,019,224        2,517,912
                                               ------------     ------------     ------------     ------------     ------------

     Contributions (forfeitures):
          Employer                                1,711,034          187,655           55,954          313,116          397,997
          Participants                            4,223,898          317,745           89,748          830,401          962,017
                                               ------------     ------------     ------------     ------------     ------------
                                                  5,934,932          505,400          145,702        1,143,517        1,360,014
                                               ------------     ------------     ------------     ------------     ------------

          Total additions                        14,277,672        1,266,190          378,106        3,162,741        3,877,926

Deductions to net assets attributed to:
     Participants' withdrawals                   (4,574,571)        (906,041)        (167,570)        (870,632)        (944,399)
                                               ------------     ------------     ------------     ------------     ------------

          Total deductions                       (4,574,571)        (906,041)        (167,570)        (870,632)        (944,399)
                                               ------------     ------------     ------------     ------------     ------------

Net increase prior to interfund transfers         9,703,101          360,149          210,536        2,292,109        2,933,527
Interfund transfers                                      --      (16,954,966)      15,466,493         (626,800)         674,896
                                               ------------     ------------     ------------     ------------     ------------

Net increase (decrease)                           9,703,101      (16,594,817)      15,677,029        1,665,309        3,608,423

Net assets available for benefits:
Beginning of year                                53,438,114       16,594,817               --        9,509,181        8,339,718
                                               ------------     ------------     ------------     ------------     ------------

End of year                                    $ 63,141,215     $         --     $ 15,677,029     $ 11,174,490     $ 11,948,141
                                               ============     ============     ============     ============     ============










                                                 Treasury                                      International   LifeStrategy
                                                 Money Mkt.         STAR        Windsor II        Growth          Growth
                                                   Fund             Fund           Fund            Fund            Fund

Additions to net assets attributed to:
     Investment income
          Net appreciation
               in fair value of investments    $        --     $   163,890     $   282,112     $   309,216     $   112,274
          Interest and dividend income              34,552         476,572         847,958          46,732          34,660
                                               -----------     -----------     -----------     -----------     -----------
                                                    34,552         640,462       1,130,070         355,948         146,934
                                               -----------     -----------     -----------     -----------     -----------

     Contributions (forfeitures):
          Employer                                 (25,366)        199,640         310,247         103,195          50,851
          Participants                              94,874         549,243         735,011         229,577         164,256
                                               -----------     -----------     -----------     -----------     -----------
                                                    69,508         748,883       1,045,258         332,772         215,107
                                               -----------     -----------     -----------     -----------     -----------

          Total additions                          104,060       1,389,345       2,175,328         688,720         362,041

Deductions to net assets attributed to:
     Participants' withdrawals                    (191,331)       (488,589)       (567,872)       (147,915)        (17,578)
                                               -----------     -----------     -----------     -----------     -----------

          Total deductions                        (191,331)       (488,589)       (567,872)       (147,915)        (17,578)
                                               -----------     -----------     -----------     -----------     -----------

Net increase prior to interfund transfers          (87,271)        900,756       1,607,456         540,805         344,463
Interfund transfers                                425,482         (59,382)        155,560        (355,668)        175,202
                                               -----------     -----------     -----------     -----------     -----------

Net increase (decrease)                            338,211         841,374       1,763,016         185,137         519,665

Net assets available for benefits:
Beginning of year                                  502,361       5,073,760       6,793,543       2,079,313         523,729
                                               -----------     -----------     -----------     -----------     -----------

End of year                                    $   840,572     $ 5,915,134     $ 8,556,559     $ 2,264,450     $ 1,043,394
                                               ===========     ===========     ===========     ===========     ===========








                                                               LifeStrategy    PMA Capital
                                                 Total Bond      Moderate       Co. Stock        Self-
                                                 Mkt. Index       Growth       Subscription     Directed     Participant
                                                   Fund            Fund            Fund          Fund           Loans

Additions to net assets attributed to:
     Investment income
          Net appreciation
               in fair value of investments    $    18,448     $    75,095     $        --    $   167,749    $        --
          Interest and dividend income              75,081          29,970              --          7,713        130,388
                                               -----------     -----------     -----------    -----------    -----------
                                                    93,529         105,065              --        175,462        130,388
                                               -----------     -----------     -----------    -----------    -----------

     Contributions (forfeitures):
          Employer                                  74,728          38,740           4,277             --             --
          Participants                             138,890         106,470           5,666             --             --
                                               -----------     -----------     -----------    -----------    -----------
                                                   213,618         145,210           9,943             --             --
                                               -----------     -----------     -----------    -----------    -----------

          Total additions                          307,147         250,275           9,943        175,462        130,388

Deductions to net assets attributed to:
     Participants' withdrawals                    (107,406)        (27,824)             --             --       (137,414)
                                               -----------     -----------     -----------    -----------    -----------

          Total deductions                        (107,406)        (27,824)             --             --       (137,414)
                                               -----------     -----------     -----------    -----------    -----------

Net increase prior to interfund transfers          199,741         222,451           9,943        175,462         (7,026)
Interfund transfers                                151,540         116,269         833,940             --         (2,566)
                                               -----------     -----------     -----------    -----------    -----------

Net increase (decrease)                            351,281         338,720         843,883        175,462         (9,592)

Net assets available for benefits:
Beginning of year                                1,017,570         386,340              --        894,031      1,723,751
                                               -----------     -----------     -----------    -----------    -----------

End of year                                    $ 1,368,851     $   725,060     $   843,883    $ 1,069,493    $ 1,714,159
                                               ===========     ===========     ===========    ===========    ===========



    The accompanying notes are an integral part of the financial statements.

                                                PMA CAPITAL CORPORATION 401(k) PLAN

                    COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                               FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                  PMC                     Intermediate
                                                               Investment      Morgan        Term             500         Treasury
                                                               Contract        Growth      Treasury          Index       Money Mkt.
                                                Combined         Fund           Fund         Fund             Fund         Fund

Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation)
               in fair value of investments  $  4,182,257   $         --   $    943,105   $          2   $  1,686,812  $         --
          Interest and dividend income          4,018,455      1,118,214      1,284,298              3        165,352        25,211
                                             ------------   ------------   ------------   ------------   ------------  ------------
                                                8,200,712      1,118,214      2,227,403              5      1,852,164        25,211
                                             ------------   ------------   ------------   ------------   ------------  ------------

     Contributions (forfeitures):
          Employer                              1,794,538        316,426        311,158             --        331,305       134,665
          Participants                          3,827,301        696,248        586,708            140        831,512       337,071
                                             ------------   ------------   ------------   ------------   ------------  ------------
                                                5,621,839      1,012,674        897,866            140      1,162,817       471,736
                                             ------------   ------------   ------------   ------------   ------------  ------------

          Total additions                      13,822,551      2,130,888      3,125,269            145      3,014,981       496,947

Deductions to net assets attributed to:
     Participants' withdrawals                 (7,272,855)    (3,367,075)      (964,511)            --       (706,428)     (137,865)
                                             ------------   ------------   ------------   ------------   ------------  ------------

          Total deductions                     (7,272,855)    (3,367,075)      (964,511)            --       (706,428)     (137,865)
                                             ------------   ------------   ------------   ------------   ------------  ------------

Net increase prior to interfund transfers       6,549,696     (1,236,187)     2,160,758            145      2,308,553       359,082
Interfund transfers                                    --     (1,118,078)       (99,387)          (145)       665,643      (268,019)
                                             ------------   ------------   ------------   ------------   ------------  ------------

Net increase (decrease)                         6,549,696     (2,354,265)     2,061,371             --      2,974,196        91,063

Net assets available for benefits:
Beginning of year                              46,888,418     18,949,082      7,447,810             --      5,365,522       411,298
                                             ------------   ------------   ------------   ------------   ------------  ------------

End of year                                  $ 53,438,114   $ 16,594,817   $  9,509,181   $         --   $  8,339,718  $    502,361
                                             ============   ============   ============   ============   ============  ============










                                                                               International    LifeStrategy     Total Bond
                                                    STAR        Windsor II        Growth          Growth         Mkt. Index
                                                    Fund           Fund            Fund            Fund             Fund

Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation)
               in fair value of investments    $   418,283     $   879,766     $   (27,640)    $    34,979     $    24,423
          Interest and dividend income             476,236         604,324          89,423          19,457          61,940
                                               -----------     -----------     -----------     -----------     -----------
                                                   894,519       1,484,090          61,783          54,436          86,363
                                               -----------     -----------     -----------     -----------     -----------

     Contributions (forfeitures):
          Employer                                 195,297         264,265         113,451          32,594          67,524
          Participants                             389,776         646,037         304,461         256,637         127,441
                                               -----------     -----------     -----------     -----------     -----------
                                                   585,073         910,302         417,912         289,231         194,965
                                               -----------     -----------     -----------     -----------     -----------

          Total additions                        1,479,592       2,394,392         479,695         343,667         281,328

Deductions to net assets attributed to:
     Participants' withdrawals                    (716,971)       (441,344)       (335,434)        (81,864)       (155,114)
                                               -----------     -----------     -----------     -----------     -----------

          Total deductions                        (716,971)       (441,344)       (335,434)        (81,864)       (155,114)
                                               -----------     -----------     -----------     -----------     -----------

Net increase prior to interfund transfers          762,621       1,953,048         144,261         261,803         126,214
Interfund transfers                                (93,157)        768,027         117,049         115,954          12,730
                                               -----------     -----------     -----------     -----------     -----------

Net increase (decrease)                            669,464       2,721,075         261,310         377,757         138,944

Net assets available for benefits:
Beginning of year                                4,404,296       4,072,468       1,818,003         145,972         878,626
                                               -----------     -----------     -----------     -----------     -----------

End of year                                    $ 5,073,760     $ 6,793,543     $ 2,079,313     $   523,729     $ 1,017,570
                                               ===========     ===========     ===========     ===========     ===========










                                                LifeStrategy
                                                  Moderate          Self-
                                                  Growth          Directed      Participant
                                                   Fund             Fund           Loans

Additions to net assets attributed to:
     Investment income
          Net appreciation (depreciation)
               in fair value of investments    $    43,171     $   179,356     $        --
          Interest and dividend income              16,942          22,475         134,580
                                               -----------     -----------     -----------
                                                    60,113         201,831         134,580
                                               -----------     -----------     -----------

     Contributions (forfeitures):
          Employer                                  27,853              --              --
          Participants                             106,822        (455,552)             --
                                               -----------     -----------     -----------
                                                   134,675        (455,552)             --
                                               -----------     -----------     -----------

          Total additions                          194,788        (253,721)        134,580

Deductions to net assets attributed to:
     Participants' withdrawals                    (114,144)             --        (252,105)
                                               -----------     -----------     -----------

          Total deductions                        (114,144)             --        (252,105)
                                               -----------     -----------     -----------

Net increase prior to interfund transfers           80,644        (253,721)       (117,525)
Interfund transfers                                 21,322              --        (121,939)
                                               -----------     -----------     -----------

Net increase (decrease)                            101,966        (253,721)       (239,464)

Net assets available for benefits:
Beginning of year                                  284,374       1,147,752       1,963,215
                                               -----------     -----------     -----------

End of year                                    $   386,340     $   894,031     $ 1,723,751
                                               ===========     ===========     ===========



    The accompanying notes are an integral part of the financial statements.

                     PMA CAPITAL CORPORATION 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan:

    The following brief description of the PMA Capital Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    General:

    The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code ("IRC"), allowing contributions to be made by participants on a before-tax basis under Section 401(k) of the IRC. Effective December 7, 1998, the name of the Plan was changed from The PMC 401(k) Plan to the PMA Capital Corporation 401(k) Plan.

    Eligibility and Participation:

    Presently, all active regular employees of PMA Capital Corporation ("the Company"), formerly named Pennsylvania Manufacturers Corporation, and its affiliates are eligible to participate in the Plan upon commencement of their employment.

    Contributions:

    Contributions to the Plan are made by eligible employees and the Company. Participants may authorize the Company to withhold up to a maximum of 15% of their compensation each year for employee pretax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary (after-tax) contribution. The combined maximum of pretax and after-tax contributions is 16%. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pretax or after-tax contributions, up to a maximum of 5% of each participant's compensation.

    Contributions are invested, at the election of the participants, in the following funds which are managed by The Vanguard Group (the "Vanguard Funds"), an unrelated entity: Retirement Savings Trust, Morgan Growth Fund, 500 Index Fund, Treasury Money Market Fund, STAR Fund, Windsor II Fund, International Growth Fund, LifeStrategy Growth Fund, Total Bond Market Index Fund, or the LifeStrategy Moderate Growth Fund. In addition, effective December 7, 1998, the Plan was amended to provide for participant directed investment in an investment fund, managed by The Vanguard Group, which will consist primarily of the Company's Class A Common Stock and cash.

                       PMA CAPITAL CORPORATION 401(k) PLAN

    Investment Options:

    During the plan year ending December 31, 1998, participants were able to allocate their contributions among the following options:

    Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

    Vanguard Morgan Growth Fund: Seeks long-term growth of capital by investing primarily in stocks of large and medium-size domestic companies whose revenue and/or earnings are expected to grow faster than those of the average company in the market.

    Vanguard 500 Index Fund: Seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") by investing in all of the stocks that make up the S&P 500.

    Vanguard Treasury Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in direct U.S. government obligations, primarily Treasury bills, as well as other short- term securities that are backed by the full faith and credit of the U.S. government.

    Vanguard STAR Fund: Seeks to provide long-term growth of capital and some income by investing in nine other Vanguard mutual funds: 60%-70% of its assets in six stock funds; 20%-30% of its assets in two bond funds; and 10%-20% of its assets in one money market fund.

    Vanguard Windsor II Fund: Primarily seeks to provide long-term growth of capital, and as a secondary objective, to provide some dividend income by investing in stocks of primarily large and medium-size companies considered undervalued by the Fund's advisers.

    Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of seasoned companies located outside the U.S., with above average potential for growth.

    Vanguard LifeStrategy Growth Fund: Seeks to provide growth of capital and some current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% to common stocks and 20% to bonds.

                       PMA CAPITAL CORPORATION 401(k) PLAN

    Investment Options, continued:

    Vanguard Total Bond Market Index Fund: Seeks to parallel the investment performance of the entire U.S. bond market as measured by the Lehman Brothers Aggregate Bond Index.

    Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide growth of capital and a low to moderate level of current income. The Fund invests in other Vanguard funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stock and 40% to bonds.

    PMA Capital Corporation Stock Subscription Fund: Seeks to provide the potential for long-term growth by investing in the Company's Class A Common Stock and reinvestment of its dividends.

    The Self-Directed Fund is only available to participants who had balances in self-directed funds as of December 31, 1992. The Self-Directed Fund is no longer available for additional contributions.

    Vesting:

    When a participant attains age 65, becomes disabled as defined by the Company's long term disability plan, or dies, the full value of the employer's matching contributions, allocated to the account, plus actual earnings thereon, becomes vested to the participant (or to the participant's beneficiary in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the employer's matching contributions will vest to a participant based on their years of service, as indicated in the following table:

                            Less than 1 year                       0%
                            1 year                                10%
                            2 years                               40%
                            3 years                               60%
                            4 years                               80%
                            5 years                              100%

    An employee's contributions, plus actual earnings thereon, are always 100% vested and nonforfeitable.

    Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

                       PMA CAPITAL CORPORATION 401(k) PLAN

    Allocation of Investment Income and Realized Gains & Losses:

    Invested assets of the Plan are valued at the end of each business day, by adjusting the account of each member to reflect any appreciation or depreciation in the fair market value or income or losses of the funds. Member accounts are adjusted in proportion to the balance in each member's account as compared to the total account balances of all members' accounts. The allocation is also affected by the timing of transfers, loans, repayments and distributions. Member accounts in the self-directed fund are valued based on the gains or losses of the individual member's account.

    Withdrawals and Distributions:

    Withdrawals and distributions of vested account balances are made in the following manner upon retirement, termination, death or disability. Generally, the participant's vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to receive payment in the form of an annuity or to leave the money in the plan subject to Internal Revenue Service ("IRS") minimum distribution rules. To the extent amounts are invested in the Company's Common Stock Fund, a participant may elect to receive such amounts in Class A Common Stock or cash.

    Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for two loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant's account and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

    Disposition of Forfeiture:

    Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, shall be applied to reduce future employer matching contributions. The amount applied to reduce future employer matching contributions for the year ended December 31, 1998, was approximately $372,000.

    Plan Termination:

    While the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of such discontinuance, Plan participants would receive their contributions, including allocated realized and unrealized gains and losses, and any other vested benefits.

                       PMA CAPITAL CORPORATION 401(k) PLAN

 2.  Summary of Significant Accounting Policies:

    Basis of Accounting:

    The financial statements are prepared using the accrual method of accounting.

    Investments:

    Investments in the Vanguard Funds are represented by unit shares which are valued at the net asset value of the funds as reported by Vanguard Fiduciary Trust Company.

    Purchase and sales of securities are reflected on a trade-date basis. Gains and losses on the sale of securities are determined using the average cost of investments. Investments in the self-directed fund (principally equity securities) are carried at quoted market value.

    Interest and dividend income is recorded as earned on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

    Participant Loans Receivable:

    Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

    Administrative Expenses:

    Certain administrative expenses incurred by the Plan are paid by the Company.

    Use of Estimates:

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income during the reporting period. Actual results could differ from those estimates.

                       PMA CAPITAL CORPORATION 401(k) PLAN

2.  Summary of Significant Accounting Policies, continued:

    Risks and Uncertainties:

    The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.  Investments:


    Investments at December 31, 1998 and 1997 are as follows:

                                                                                           1998

                                                                         UNIT/             FAIR
                                                                         SHARE             VALUE                 COST
Vanguard Morgan Growth Fund                                              564,795        $11,137,756*         $8,755,111
Vanguard 500 Index Fund                                                  104,263         11,880,820*          7,594,381
Vanguard Treasury Money Market Fund                                      925,995            925,995             925,995
Vanguard STAR Fund                                                       327,834          5,887,907*          5,294,355
Vanguard Windsor II Fund                                                 285,238          8,514,357*          7,251,066
Vanguard International Growth Fund                                       120,084          2,253,970           1,965,710
Vanguard LifeStrategy Growth Fund                                         55,067          1,034,712             902,830
Vanguard Total Bond Market Index Fund                                    132,281          1,358,524           1,315,273
Vanguard LifeStrategy Moderate Growth Fund                                42,597            718,184             617,636
Vanguard Retirement Savings Trust                                     15,651,967         15,651,967*         15,651,967
PMA Capital Corporation Stock Subscription Fund                          835,954            835,954             835,954
Self - Directed Fund:
    Equity Securities                                                                       904,290             570,101
                                                                                        -----------         -----------
                         Total                                                          $61,104,436         $51,680,379
                                                                                        ===========         ===========

                       PMA CAPITAL CORPORATION 401(k) PLAN

3.  Investments, continued:

                                                                                                1997

                                                                            UNIT/                FAIR                  COST
                                                                           SHARES                VALUE
Vanguard Morgan Growth Fund                                               540,593             $9,481,997*         $7,907,640
Vanguard 500 Index Fund                                                    92,236              8,307,710*          5,787,559
Vanguard Treasury Money Market Fund                                       514,116                514,116             514,116
Vanguard STAR Fund                                                        290,887              5,055,619*          4,482,943
Vanguard Windsor II Fund                                                  236,445              6,767,053*          5,494,447
Vanguard International Growth Fund                                        126,251              2,069,249           2,013,376
Vanguard LifeStrategy Growth Fund                                          32,401                519,711             492,532
Vanguard Total Bond Market Index Fund                                     100,253              1,011,556             978,277
Vanguard LifeStrategy Moderate Growth Fund                                 25,881                383,301             346,755
Principal Life Insurance Company Investment Contract Account
     at contract value, which approximates fair value
Vanguard PMC Investment Contract Fund                                  11,955,388             11,955,388*         11,955,388
Self - Directed Fund:
    Equity Securities                                                                            863,940             711,515
                                                                                             -----------         -----------
                         Total                                                               $51,543,337         $45,298,245
                                                                                             ===========         ===========


* Indicates that investment is in excess of 5% of net assets available for the plan benefits as of December 31, 1998 and 1997 as applicable.


4.  Tax Status:

    The IRS has determined and informed the Company by a letter dated December 13, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                                                       Form 5500
                                                                      Item 27(a)

                       PMA CAPITAL CORPORATION 401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998


Number of Shares/                                                                                          Contract/
  Face Amount              Description of Investment                                    Cost               Fair Value

                           Registered Investment Companies

           564,795         Vanguard Morgan Growth Fund*                                $ 8,755,111         $11,137,756
                                                                                       -----------         -----------

           104,263         Vanguard 500 Index Fund*                                      7,594,381          11,880,820
                                                                                       -----------         -----------

           925,995         Vanguard Treasury Money Market Fund*                            925,995             925,995
                                                                                       -----------         -----------

           327,834         Vanguard STAR Fund*                                           5,294,355           5,887,907
                                                                                       -----------         -----------

           285,238         Vanguard Windsor II Fund*                                     7,251,066           8,514,357
                                                                                       -----------         -----------

           120,084         Vanguard International Growth Fund*                           1,965,710           2,253,970
                                                                                       -----------         -----------

            55,067         Vanguard LifeStrategy Growth Fund*                              902,830           1,034,712
                                                                                       -----------         -----------

           132,281         Vanguard Total Bond Market Index Fund*                        1,315,273           1,358,524
                                                                                       -----------         -----------

                           Vanguard LifeStrategy Moderate Growth
            42,597             Fund*                                                       617,636             718,184
                                                                                       -----------         -----------

                           Tax-Exempt Collective Trust
        15,651,967         Vanguard Retirement Savings Trust*                           15,651,967          15,651,967
                                                                                       -----------         -----------

                           Company Stock Fund
           835,954         PMA Capital Corporation Stock Subscription                      835,954             835,954
                                                                                       -----------         -----------


* Indicates a party-in-interest.

                                                                            Form 5500
                                                                           Item 27(a)

                                 PMA CAPITAL CORPORATION 401(k) PLAN
                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 as of December 31, 1998, continued


Number of
Shares/
Face Amount              Description of Investment                                                 Cost              Fair Value

                         Self-Directed Fund

                            Equity Securities
             400         Automatic Data Processing Inc                                            10,687               32,075
             400         Caterpillar Inc                                                          22,687               18,400
             625         Clayton Homes Inc                                                         7,815                8,633
             625         Citigroup Inc                                                             5,407               30,938
             200         Conseco Inc                                                               6,761                6,113
           4,375         Dollar General Corp                                                      95,554              103,359
             500         Fortune Brands Inc                                                       17,411               15,813
             600         Intel Corp                                                               30,295               71,138
             693         MBNA Corp                                                                 7,877               17,282
             200         Merck & Co Inc                                                           11,167               29,538
             300         Merrill Lynch & Co Inc                                                   28,279               20,025
             200         Mobil Corp                                                                8,518               17,425
             400         New York Times Co-Cl A                                                   13,197               13,875
             255         Putnam New Opportunities Fund-Cl B                                       12,091               14,247
             106         Putnam Vista Fund Inc-Cl B                                                1,221                1,311
             600         Raymond James Financial Inc                                              18,627               12,675
              12         Raytheon Co-Cl A                                                              -                  620
             400         Reynolds & Reynolds Co-Cl A                                               6,612                9,175
             900         Roper Industries Inc New                                                 25,267               18,337
           4,000         Safeway Inc                                                              95,739              243,752
           7,500         Seattle Filmworks Inc                                                    41,438               34,688
           1,100         Smith International Inc                                                  30,908               27,707
           3,000         Staples Inc                                                              42,250              131,064
             400         T Rowe Price Associates Inc                                              13,707               13,700
             400         Travelers Property Casualty Corp                                         16,586               12,400
                                                                                                 -------              -------
                                    Total Equity Securities                                      570,101              904,290
                                                                                                 -------              -------

                                       15



                                                                                 Form 5500
                                                                                Item 27(a)

                               THE PMA CAPITAL CORPORATION 401(k) PLAN
                           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 as of December 31, 1998, continued


Number of
Shares/
Face Amount              Description of Investment                                                 Cost              Fair Value

                         Participant Loans

       1,714,159           (interest rates ranging from 6.0 % to 11.8 %)                                  --         1,714,159
                                                                                                 -----------       -----------

                                           Total Investments                                     $51,680,379       $62,818,595
                                                                                                 ===========       ===========



                                                        16


                                                                                 Form 5500
                                                                                Item 27(d)

                            PMA CAPITAL CORPORATION 401(k) PLAN
                            SCHEDULE OF REPORTABLE TRANSACTIONS
                           for the year ended December 31, 1998


                                                                             Expense
                                                                  Selling/  Incurred                Fair Value of
                                   Number of       Purchase       Maturity    With                     Asset on       Net Gain or
Description of Assets             Transactions     Price          Price      Trans-  Cost of Asset  Transaction Date   (Loss)
                                                                             action

      Individual Transactions
                None

       Series of Transactions
PMC Investment Contract Fund               88    $ 1,762,342             --    --    $ 1,762,342    $ 1,762,342             --

PMC Investment Contract Fund              106             --    $ 2,258,917    --    $ 2,258,917    $ 2,258,917             --

Vanguard Retire. Savings Trust             33    $16,594,825             --    --    $16,594,825    $16,594,825             --

Vanguard Retire. Savings Trust             39             --    $   942,858    --    $   942,858    $   942,858             --

Morgan Growth Fund                         91    $ 2,470,962             --    --    $ 2,470,962    $ 2,470,962             --

Morgan Growth Fund                        131             --    $ 1,973,865    --    $ 1,623,492    $ 1,973,865    $   350,373

500 Index Fund                            116    $ 2,890,297             --    --    $ 2,890,297    $ 2,890,297             --

500 Index Fund                            129             --    $ 1,657,815    --    $ 1,083,475    $ 1,657,815    $   574,340

Windsor II Fund                           120    $ 2,907,161             --    --    $ 2,907,161    $ 2,907,161             --

Windsor II Fund                           114             --    $ 1,441,969    --    $ 1,150,542    $ 1,441,969    $   291,427

STAR Fund                                  74    $ 1,763,284             --    --    $ 1,763,284    $ 1,763,284             --

STAR Fund                                 107             --    $ 1,094,886    --    $   951,871    $ 1,094,886    $   143,015



                                    Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.


                                   Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                          PMA Capital Corporation 401(k) Plan


Date: June 25, 1999                       By: /s/ Francis W. McDonnell
                                              ------------------------
                                              Francis W. McDonnell,
                                              Senior Vice President, Chief
                                              Financial Officer and Treasurer of
                                              PMA Capital Corporation, and a
                                              Plan Trustee

                                Index to Exhibits



                                                             Method of
           Number                 Description                 Filing
           ------                 -----------                 ------
            23                     Consent of              Filed herewith
                                   Independent
                                   Accountants










                                      -E-1-